SOUTH BOW CORPORATION

450 – 1st Street

Calgary, Alberta,

T2P 5H1, Canada

August 21, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	South Bow Corporation

File No. 001-42021

Form 40FR12B filed April 16, 2024

Ladies and Gentlemen:

South Bow Corporation (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement filed by the Registrant on April 16, 2024 (the “Registration Statement”) (File No. 001-42021) under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Registrant’s proposed listing of its common shares on the New York Stock Exchange. As discussed with the Staff of the Commission, the Registrant will file a new registration statement on Form 40-F following the closing of the transaction referenced in the Registration Statement.

The Registration Statement has not been declared effective by the Commission. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please contact Andrew J. Ericksen at White & Case LLP at (713) 496-9688.

Sincerely,

SOUTH BOW CORPORATION

By:	/s/ Lori M. Muratta
Name:	Lori M. Muratta
Title:	Senior-Vice President and General Counsel